                                                           FILE NO.
                                                                   -------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                   FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1

                                OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     OGE Energy Corp. (the "Company") is a public utility holding company which is incorporated in the State of Oklahoma and located in Oklahoma City, Oklahoma. The Company is not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company ("OG&E") and Enogex Inc. ("Enogex").

     OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma.

     OG&E is an operating electric public utility. Its operations are conducted principally in the State of Oklahoma and does not currently extend beyond the State and the contiguous State of Arkansas. Its business is more fully described in its most recent Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

     Enogex Inc. is a wholly-owned subsidiary of the Company. Enogex Inc. has three wholly-owned subsidiaries: Enogex Products Corporation, Enogex Services Corporation and Enogex Exploration

Corporation. Enogex Inc. also owns an eighty percent interest in Centoma Gas Systems Inc. Enogex Inc. and each of its subsidiaries were incorporated under the laws of the State of Oklahoma. Enogex Inc. owns and operates a natural gas pipeline system that delivers natural gas to OG&E's electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex Inc. was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). The subsidiaries of Enogex Inc.: own and operate gas processing plants in Oklahoma; are engaged in the gathering and processing of natural gas and the marketing of natural gas liquids; are engaged in the buying, selling and brokering of natural gas; and are engaged in the exploration for and production of natural gas. The subsidiaries of Enogex Inc. are not "public utility companies" within the meaning of the Act.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      The Company owns no physical properties.

     The principal properties of OG&E are described in the above mentioned Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              None                  by Company
          22,680,254,000            Kwh by OG&E

     (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None                  by Company
           2,089,006,000            Kwh by OG&E

     (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              None                  by Company
            2,381,228,000           Kwh by OG&E

     (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              None                  by Company
              168,306,000           Kwh by OG&E

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Item 4 is not applicable. The Company does not hold directly or indirectly any interest in an EWG or a foreign utility company.

                                    EXHIBITS


A. Consolidating Statement of Income and Retained Earnings for the year ended December 31, 1995, and Consolidating Balance Sheet as of December 31, 1995, for Oklahoma Gas and Electric Company ("OG&E") and its subsidiary companies. OGE Energy Corp. (the "Company") was organized on August 4, 1995 by OG&E for the purpose of effecting a share exchange with OG&E and becoming the holding company for OG&E. The Company was minimally capitalized with total assets and capitalization of $1,000 at December 31, 1995. The Company had no operations until the share exchange became effective on December 31, 1996. For these reasons, no financial information for the Company is included.

B.   Financial Data Schedule.

C. An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Exhibit C is not applicable. The Company does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of January 1997.


                                        OGE ENERGY CORP.
                                         (Registrant)


                             By      /s/ A. M. Strecker
                             ------------------------------------
                                         A. M. Strecker
                                  Vice President and Treasurer



CORPORATE SEAL

Attest:


            /s/ Irma B. Elliott
       ----------------------------
                Irma B. Elliott
        Vice President and Secretary


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


A. M. Strecker, Vice President and Treasurer
--------------------------------------------

P. O. BOX 321, Oklahoma City, Oklahoma  73101-0321
--------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------



   EXHIBIT                         DESCRIPTION
   -------                         -----------



     A. Consolidating Statement of Income and Retained Earnings for the year ended December 31, 1995, and Consolidating Balance Sheet as of December 31, 1995, for Oklahoma Gas and Electric Company ("OG&E") and its subsidiary companies. OGE Energy Corp. (the "Company") was organized on August 4, 1995 by OG&E for the purpose of effecting a share exchange with OG&E and becoming the holding company for OG&E. The Company was minimally capitalized with total assets and capitalization of $1,000 at December 31, 1995. The Company had no operations until the share exchange became effective on December 31, 1996. For these reasons, no financial information for the Company is included.

     B.   Financial Data Schedule.

Exhibit A
                                                    Oklahoma Gas and Electric Company
                                                    Consolidating Statement of Income
                                                    12 Months Ended December 31, 1995

                            Oklahoma                               Enogex           Clinton    Centoma  The                OG&E
  (dollars in thousands,    Gas and             Enogex   Enogex    Explor-             Gas       Gas    Arkla- Consolid-  Consoli-
  except per share data)    Electric   Enogex  Products  Services  ation     ENGL   Transmis-  Systems  homa   ating Ad-   dated
                            Company     Inc.     Corp.   Corp.     Corp.     Corp.  sion Inc.    Inc.   Corp.  justments  Statement
                           ----------  -------  -------  --------  -------  ------  --------  --------  -----  --------  ----------
 OPERATING REVENUES . . .  $1,168,287  $59,413  $16,439  $105,070  $10,319  $6,229  $      4  $  9,619  $  25  $(73,368) $1,302,037

 OPERATING EXPENSES:
  Fuel  . . . . . . . . .     304,775      -        -         -        -       -         -         -      -     (44,332)    260,443
  Purchased power . . . .     216,598      -        -         -        -       -         -         -      -         -       216,598
  Gas purchased for resale        -        326    7,405    99,503      -     2,765        (9)    9,890    -     (32,587)     87,293
  Other operation . . . .     194,234   19,962    4,750     1,790    5,367   2,780         3       715      7     3,642     233,250
  Maintenance . . . . . .      55,639    1,309      337       -        -       289       -         -      -         -        57,574
  Depreciation  . . . . .     110,719   13,120      815     1,207    5,085     351       486       352    -         -       132,135
  Current income taxes  .      72,799    9,120      507       702   (4,366)   (313)      219      (775)     2       -        77,895
  Deferred income taxes, net   (2,335)  (2,225)     111      (217)     126     406        57       249    -        (100)     (3,928)
  Deferred investment tax
  credits, net  . . . . .      (5,150)     -        -         -        -       -         -         -      -         -        (5,150)
  Taxes other than income      39,990    3,456      144        30       24     101         1        34    -         -        43,780
                            ---------  -------  -------  --------  -------  ------  --------  --------  -----  --------  ----------
   Total operating expenses   987,269   45,068   14,069   103,015    6,236   6,379       757    10,465      9   (73,377)  1,099,890

 OPERATING INCOME . . . .     181,018   14,345    2,370     2,055    4,083    (150)     (753)     (846)    16         9     202,147

 OTHER INCOME AND DEDUCTIONS:
  Interest income . . . .       6,556    2,915       27       103        4     -          17       -      -      (5,242)      4,380
  Other . . . . . . . . .      (4,285)     129      102      (215)      15     -         700       -      -         (26)     (3,580)
  Income from subsidiaries     12,712    4,720      -         -        -       -         -         -      -     (17,432)        -
                           ----------  -------  -------  --------  -------  ------  --------  --------  -----  --------  ----------
   Net other income and
    deductions  . . . . .      14,983    7,764      129      (112)      19     -         717       -      -     (22,700)        800

 INTEREST CHARGES:
  Interest on long-term debt   63,970    3,177      -         -        402     -         -         -      -         -        67,549
  Allowance for borrowed
   funds used during
   construction . . . . .      (1,224)     -        -         -        -       -         -         -      -         -        (1,224)
  Other . . . . . . . . .       7,999    5,852      142     1,011    1,307     253       -          45    -      (5,243)     11,366
                           ----------  -------  -------  --------  -------  ------  --------  --------  -----  --------  ----------
  Total interest charges,
   net  . . . . . . . . .      70,745    9,029      142     1,011    1,709     253       -          45    -      (5,243)     77,691

 NET INCOME (LOSS). . . .     125,256   13,080    2,357       932    2,393    (403)      (36)     (891)    16   (17,448)    125,256

 PREFERRED DIVIDEND
  REQUIREMENTS  . . . . .       2,316      -        -         -        -       -         -         -      -         -         2,316
                            ---------  -------  -------  --------  -------  ------  --------  --------  -----  --------  ----------
 EARNINGS AVAILABLE
  FOR COMMON  . . . . . .   $ 122,940  $13,080  $ 2,357  $    932  $ 2,393  $ (403) $    (36) $   (891) $  16  $(17,448) $  122,940
                            =========  =======  =======  ========  =======  ======  ========  ========  =====  ========  ==========
 AVERAGE COMMON SHARES
  OUTSTANDING (thousands)      40,356                                                                                        40,356

 EARNINGS PER AVERAGE
  COMMON SHARE  . . . . .   $    3.05                                                                                    $     3.05

Exhibit A

                                                    Oklahoma Gas and Electric Company
                                              Consolidating Statement of Retained Earnings
                                                    12 Months Ended December 31, 1995

                             Oklahoma                                Enogex         Clinton   Centoma  The                 OG&E
(dollars in thousands)       Gas and              Enogex    Enogex   Explor-          Gas       Gas    Arkla-  Consolid-  Consoli-
                             Electric   Enogex   Products  Services  ation   ENGL   Transmis- Systems  homa    ating Ad-   dated
                             Company     Inc.      Corp.    Corp.    Corp.   Corp.  sion Inc.   Inc.   Corp.   justments  Statement
                             ---------  -------  --------  --------  ------  -----  --------  -------  ------  ---------  ---------
BALANCE AT BEGINNING
OF PERIOD . . . . . . . . .  $ 409,960  $ 5,515  $ (1,135) $   (334) $  911  $  66  $      7  $    13  $  580  $  (5,623)  $409,960


ADD - net income (loss) . .    125,256   13,080     2,357       932   2,393   (403)      (36)    (891)     16    (17,448)   125,256
                             ---------  -------  --------  --------  ------  -----  --------  -------  ------  ---------  ---------
    Total . . . . . . . . .    535,216   18,595     1,222       598   3,304   (337)      (29)    (878)    596    (23,071)   535,216

DEDUCT:
  Cash dividends declared
    on preferred stock  . .      2,316      -         -         -       -      -         -        -       -          -        2,316

  Cash dividends declared
    on common stock . . . .    107,355   12,666     2,197       198   3,171     66         7      -       290    (18,595)   107,355
                             ---------  -------  --------  --------  ------  -----  --------  -------  ------  ---------  ---------
    Total . . . . . . . . .    109,671   12,666     2,197       198   3,171     66         7      -       290    (18,595)   109,671
                             ---------  -------  --------  --------  ------  -----  --------  -------  ------  ---------  ---------
BALANCE AT END OF PERIOD  .  $ 425,545  $ 5,929  $   (975) $    400  $  133  $(403) $    (36)$   (878) $  306  $  (4,476) $ 425,545
                             =========  =======  ========  ========  ======  =====  ========  =======  ======  =========  =========



 Exhibit A
                                                    Oklahoma Gas and Electric Company
                                                       Consolidating Balance Sheet
                                                            December 31, 1995

                             Oklahoma                                Enogex          Clinton  Centom   The                  OG&E
(dollars in thousands)       Gas and             Enogex   Enogex     Explor-           Gas      Gas    Arkla-  Consolid-   Consoli-
                             Electric   Enogex  Products  Services   ation   ENGL   Transmis- Systems  homa    ating Ad-    dated
                             Company     Inc.     Corp.   Corp.      Corp.   Corp.  sion Inc.   Inc.   Corp.   justments   Statement
                           ----------  --------  -------  --------  -------  -----  --------  -------  ------  ---------  ----------
ASSETS

PROPERTY, PLANT &
 EQUIPMENT:
  In service  . . . . . .  $3,523,710  $292,738  $24,805  $    56   $51,333  $ -    $   -     $ 6,187  $2,562  $  (2,562) $3,898,829
  Construction work in
    progress  . . . . . .      24,446     4,953      306      -         -      -        -         -       -          -        29,705
                           ----------  --------  -------  --------  -------  -----  --------  -------  ------  ---------  ----------
   Total property, plant
    and equipment . . . .   3,548,156   297,691   25,111       56    51,333    -        -       6,187   2,562     (2,562)  3,928,534
    Less accumulated
    depreciation  . . .     1,483,900    87,561    5,060       32     8,451    -        -         270   2,249     (2,249)  1,585,274
                           ----------  --------  -------  --------  -------  -----  --------  -------  ------  ---------   ---------
  Net property, plant and
    equipment . . . . . .   2,064,256   210,130   20,051       24    42,882    -        -       5,917     313       (313)  2,343,260

 OTHER PROPERTY AND
  INVESTMENTS, at cost  .     128,268    25,491      423      -         -      -        -         -       -     (144,239)      9,943

 CURRENT ASSETS:
  Cash and cash equivalents       398       225      169    4,658        35    -        -         -       171       (236)      5,420
  Accounts receivable -
    customers, less
    reserve of $4,205 . .     102,341    57,432    1,523   17,364     1,739    -        -       3,201     -      (57,327)    126,273
  Accrued unbilled revenues    43,550       -        -        -         -      -        -         -       -          -        43,550
  Accounts receivable-other    10,925       821       36       12       -      -        -         -       -       (2,642)      9,152
  Fuel inventories,  at
    LIFO cost . . . . . . .    59,277       -        -      1,335       -      -        -         -       -         (256)     60,356
  Materials and supplies, at
    average cost  . . . . .    18,856     4,110       30      -         -      -        -         -       -          -        22,996
  Prepayments and other . .     3,478       754       12       40       233    -        -          18     -          -         4,535
  Accumulated deferred
    tax assets  . . . . . .    10,042       447      -        270       -      -        -         -       -          -        10,759
                           ----------  --------  -------  --------  -------  -----  --------  -------   -----  ---------  ----------
    Total current assets  .   248,867    63,789    1,770   23,679     2,007    -        -       3,219     171    (60,461)    283,041

 DEFERRED CHARGES:
  Advance payments for gas      6,500       -        -        -         -      -        -         -       -          -         6,500
  Income taxes recoverable -
    through future rates. .    41,934       -        -        -         -      -        -         -       -          -        41,934
  Other . . . . . . . . . .    55,669     2,192      348    9,647       -      -        -       2,670     -         (333)     70,193
                           ----------  --------  -------  --------  -------  -----  --------  -------   -----  ---------  ----------
    Total deferred charges    104,103     2,192      348    9,647       -      -        -       2,670     -         (333)    118,627

 TOTAL ASSETS . . . . . . .$2,545,494  $301,602  $22,592  $33,350   $44,889  $ -    $   -     $11,806   $ 484  $(205,346) $2,754,871
                           ==========  ========  =======  ========  =======  =====  ========  =======   =====  =========  ==========



Exhibit A
                                                    Oklahoma Gas and Electric Company
                                                       Consolidating Balance Sheet
                                                            December 31, 1995

                              Oklahoma                               Enogex          Clinton  Centoma  The                OG&E
  (dollars in thousands)      Gas and             Enogex   Enogex    Explor-           Gas      Gas    Arkla- Consolid-   Consoli-
                              Electric   Enogex  Products  Services  ation    ENGL  Transmis- Systems  homa   ating Ad-    dated
                              Company     Inc.     Corp.   Corp.     Corp.    Corp. sion Inc.   Inc.   Corp.  justments   Statement
                            ----------  --------  -------  --------  -------  ----  --------  -------  -----  ---------  ----------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common stock and retained
    earnings  . . . . . . . $  937,535  $115,371  $10,118   $   402  $12,884  $ -   $    -    $ 7,027  $ 356  $(146,158) $  937,535
  Cummulative preferred
    stock . . . . . . . . .     49,939       -        -         -        -      -        -        -      -          -        49,939
  Long-term debt  . . . . .    723,862   120,000      -         -        -      -        -        -      -          -       843,862
                            ----------- --------  -------  --------  -------  ----  --------  -------  -----  ---------  ----------
   Total capitalization . .  1,711,336   235,371   10,118       402   12,884    -        -      7,027    356   (146,158)  1,831,336

 CURRENT LIABILITIES:
  Short-term debt . . . . .     67,600       -        -         -        -      -        -        -      -          -        67,600
  Accounts payable  . . . .     55,275     7,716    7,806    31,668   25,975    -        -      3,683     68    (60,102)     72,089
  Dividends payable . . . .     27,427       -        -         -        -      -        -        -      -          -        27,427
  Customers' deposits . . .     21,919         1      -         -        -      -        -        -      -          -        21,920
  Accrued taxes . . . . . .     26,557     1,350       32        (4)       2    -        -        -      -          -        27,937
  Accrued interest  . . . .     15,967     3,177      -         -        -      -        -        -      -          -        19,144
  Long-term debt due
  within one year . . . .          -         -        -         -        -      -        -        -      -          -           -
  Accumulated provision for
    rate refund . . . . . .      2,650       -        -         -        -      -        -        -      -          -         2,650
  Other . . . . . . . . . .     30,303     1,852      -       1,233      -      -        -        -      -          -        33,388
                            ----------  --------  -------  --------  -------  ----  --------  -------  -----  ---------  ----------
   Total current liabilities   247,698    14,096    7,838    32,897   25,977    -        -      3,683     68    (60,102)    272,155

DEFERRED CREDITS AND OTHER
  LIABILITIES:
  Accrued pension and
    benefit obligation  . .     63,984     3,366      -         -        -      -        -        -      -          -        67,350
  Accumulated deferred income
    taxes . . . . . . . . .    427,178    46,228    4,636        17    6,023    -        -      1,096     60       (160)    485,078
  Accumulated deferred invest-
    ment tax credits  . . .     83,178       -        -         -        -      -        -        -      -          -        83,178
  Other . . . . . . . . . .     12,120     2,541      -          34        5    -        -        -      -        1,074      15,774
                            ----------  --------  -------  --------  -------  ----   -------  -------  -----  ---------  ----------
   Total deferred credits and
    other liabilities . . .    586,460    52,135    4,636        51    6,028    -        -      1,096     60        914     651,380

TOTAL CAPITALIZATION AND
  LIABILITIES . . . . . . . $2,545,494  $301,602  $22,592   $33,350  $44,889  $ -   $    -    $11,806  $ 484  $(205,346) $2,754,871
                            ==========  ========  =======  ========  =======  ====  ========  =======  =====  =========  ==========